EXHIBIT 4.5

                           THE NTL EXCHANGE PLAN

 1.  Purpose.

      This NTL Exchange Plan (the "Plan") is intended to permit the Corporation to fulfill its obligations to certain holders (the "Holders") of outstanding share options or other rights to purchase or receive ordinary shares (the "Ordinary Shares") of Diamond Cable Communications PLC ("Stock Options"), a wholly owned subsidiary of the Corporation ("Diamond"), granted under Diamond's Senior Management Option Scheme, dated October 29, 1994 (the "Scheme"), as amended, as set forth in the Share Exchange Agreement, dated as of June 16, 1998, as amended (the "Share Exchange Agreement"), among the Corporation and the shareholders of Diamond. Pursuant to the Plan, each such Holder, in accordance with such Holder's election, shall receive the number of shares of common stock, par value $.01 per share, of the Corporation (the "Common Stock") (rounded down to the nearest whole number) as is equal to 0.85 shares of Common Stock for each four Ordinary Shares subject to the Stock Option less that number of shares of Common Stock (rounded to the nearest whole number) as is equal in value to (i) the aggregate exercise price for the Ordinary Shares subject to the Stock Option divided by (ii) $76.1922.

 2.  Definitions.

           As used in the Plan, the following words and phrases shall have the following meanings:

                (a) "Circulars" shall mean the information circulars, dated February 26, 1999 and March 9, 1999, distributed by the Corporation to all Holders under the Scheme, which set out such Holders' rights under the Scheme and alternatives offered to them in connection with the consummation of the Share Exchange.

                (b) "NTL Cancellation Offer" shall mean the surrender of Stock Options, in whole or in part, in consideration of the issue of Common Stock on the following terms: for every four Ordinary Shares, a Holder shall receive 0.85 shares of Common Stock less that number of shares of Common Stock (rounded to the nearest whole number) which results from dividing the aggregate exercise price of the Ordinary Shares under the Stock Option by $76.1922.

                (c) "Share Exchange" shall mean the exchange of 0.85 shares of Common Stock for each four issued and outstanding Ordinary Shares and for each deferred share in Diamond pursuant to the Share Exchange Agreement.

 3.   Eligibility.

           Common Stock may be issued by the Corporation pursuant to the Plan to Holders who have duly elected the NTL Cancellation Offer in accordance with the terms of the Share Exchange Agreement and the Circulars.

 4.   Common Stock.


           The shares of Common Stock issuable under the Plan shall be registered on a registration statement on Form S-8 in accordance with the Share Exchange Agreement.

 5.   Term of the Plan.

           Common Stock shall be issued pursuant to the Plan on March 31, 1999 and on any date thereafter as is necessary to issue Common Stock to all Holders who have duly elected the NTL Cancellation Offer in connection with the Share Exchange.

 6.   Effect of Headings.

           The section headings contained herein are for convenience only and shall not affect the construction hereof.

 7.   Governing Law.

           The Plan shall be governed by the laws of the State of Delaware.

 8.   Effective Date of the Plan.

           The effective date of the Plan is the date the Plan is adopted by the Board of Directors of the Corporation.
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